Exhibit 10.1

Description of Cash Bonus Plan
Approved as of March 20, 2015
On February 22, 2013, the Compensation Committee of the Board of Directors (the “Compensation Committee”) of Continental Resources, Inc. (the “Company”) approved a cash bonus plan (the “CLR Bonus Plan”) that applies to certain employees of the Company, including the Company’s executive officers. On March 20, 2015, the Compensation Committee approved a change to the factors used to set the size of the annual bonus pool in connection with the bonuses for 2015, which are expected to be paid in February of 2016. The CLR Bonus Plan is designed to reward the Company’s employees for achieving annual performance and strategic goals. The CLR Bonus Plan provides for the annual payment of cash bonuses.
Under the CLR Bonus Plan, the bonus pool will be budgeted based on the aggregate target bonus amount of all employees participating in the CLR Bonus Plan (referred to herein as the “Target Pool Size”). The size of the bonus pool will be initially set within a range based on the following factors: production growth (weighted at 34%); net cash provided by operating activities (weighted at 33%); and proved developed finding and development cost per barrel of oil equivalent (weighted at 33%). The Compensation Committee has complete discretion to increase, decrease or leave the size of the pool unchanged. In making the determination whether to adjust the size of the pool, the Compensation Committee will consider such matters as it deems relevant, including the Company’s performance against key strategic and other initiatives identified by the Compensation Committee in areas such as health, safety and environmental, production costs and cycle times, maintenance of financial and other ratios, budget compliance and business process improvements. The size of the bonus pool as determined by the Compensation Committee is referred to herein as the “Final Pool Size.” The ratio of the Target Pool Size to the Final Pool Size will be used to determine the Company multiplier in the calculation of an individual’s bonus amount under the CLR Bonus Plan.
Individual awards for participants in the CLR Bonus Plan, including CLR’s executive officers, will be calculated utilizing the following formula:
Base Earnings x Target Bonus x Company Multiplier x Individual Multiplier = Initial Bonus Amount
The target annual cash bonus amounts for CLR’s executive officers under the CLR Bonus Plan will be determined by the Compensation Committee and in the case of Mr. Hamm, our Chairman of the Board and Chief Executive Officer, if the Compensation Committee so determines, will also be presented to the Board which retains the discretion to increase or decrease Mr. Hamm’s target annual cash bonus amount, if asked to approve such amount.
Except for Mr. Hamm, the individual multiplier for bonuses will be based on the subjective evaluation of each of our executive officer’s supervisor or supervisors. Mr. Hamm’s individual multiplier will be determined based on the subjective evaluation of the Compensation Committee.
Once our executive officers’ Initial Bonus Amounts are calculated, they will be presented to the Compensation Committee for review, and in the case of Mr. Hamm, if the Compensation Committee so determines, also be presented to the Board, both of which retain the discretion to increase or decrease individual Initial Bonus Amounts and determine final awards.